NEWS RELEASE
Enbridge Gas Distribution Adjusts Prices
TORONTO, December 21, 2010 — Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective January 1, 2011.
For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in a decrease of approximately $60 annually. This is primarily due to decreased commodity costs.
Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $13 annually. This is primarily due to decreased costs for transporting natural gas from Western Canada and the United States.
Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.
Effective January 1, 2011, Enbridge Gas Distribution’s Gas Supply Charge will change from 15.42 cents per cubic metre (¢/m 3) to 14.42 ¢/m 3. The new Cost Adjustment includes a refund on Gas Supply of 2.17 ¢/m 3 effective from January 1, 2011 to December 31, 2011. Combined, these result in an effective Gas Supply Charge of 12.25 ¢/m 3.
Natural gas remains the most economical choice for home and water heating in Ontario. Over the past five years, natural gas has been on average 48 per cent less expensive than electricity and 47 per cent less expensive than oil.**
Enbridge Gas Distribution has a 160-year history and is Canada’s largest natural gas distribution company. Enbridge Gas Distribution is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution, and a Top 100 Canadian Employer for 2010. Enbridge Gas Distribution and its affiliates distribute natural gas to about 1.9 million customers in Ontario, New York State, New Brunswick and southwestern Quebec. For more information, go to www.enbridgegas.com.

*	A typical residential customer uses 3,064 cubic metres of natural gas a year for home and water heating.

**	Based on a five-year rolling average from February 2006 to January 2011. Natural gas prices are based on Enbridge Gas Distribution’s prices up to and including January 2011 rates.

Electricity prices are based on Toronto Hydro’s Ontario Energy Board approved rates up to and including current rates, approved in November 2010. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of October 2010. The calculations are done on an energy equivalent basis. Estimates do not include taxes or any rental or financing costs.
Media contact:
Chris Meyer
Tel: 416-753-6626
chris.meyer@enbridge.com